# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 26, 2016

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Sparton Corporation

### File No. 1-01000 -CF#34236

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Sparton Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 6, 2016, as amended.

Based on representations by Sparton Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | | |
|---|---|---|
| Exhibit 10.33 | through | October 30, 2019 |
| Exhibit 10.34 | through | October 30, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary